November 25, 2024

Manuel Litchman
Chief Executive Officer
Mustang Bio, Inc.
377 Plantation Street
Worcester, Massachusetts 01605

       Re: Mustang Bio, Inc.
           Registration Statement on Form S-3
           Filed November 22, 2024
           File No. 333-283420
Dear Manuel Litchman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Rakesh Gopalan